Exhibit 10.17

EXECUTION COPY

EMPLOYMENT AGREEMENT

Marc Reisch

This EMPLOYMENT AGREEMENT (the “Agreement”) is dated as of October 4, 2004 (the “Effective Date”) by and between Jostens Holding Corp. (the “Company”) and Marc Reisch (the “Executive”).

WHEREAS, as of the date hereof, Fusion Acquisition LLC, a Delaware limited liability company (the “KKR Investor”) beneficially owns (i) 2,664,356 shares of the Company’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), representing, as of the date hereof, 44.85% of the issued and outstanding shares of the Company’s Common Stock (as defined below) and (ii) one share of the Company’s Class C Common Stock, par value $0.01 per share (the “Class C Common Stock” and together with the Class A Common Stock, the “Common Stock”) initially representing 4.8% of the voting securities of the Company;

WHEREAS, as of the date hereof, DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Offshore Partners III, C.V., DLJ MB Partners III GmbH & Co. KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P. (collectively, the “DLJMB Funds” and, together with the KKR Investor, the “Investors”) beneficially own 2,664,357 shares of the Class A Common Stock, representing, as of the date hereof, 44.85% of the issued and outstanding shares of the Company’s Common Stock;

WHEREAS, as of the Effective Date, the Company desires to employ Executive and to enter into an agreement embodying the terms of such employment and Executive desires to accept such employment and enter into such an agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1.     Term of Employment.  Subject to the provisions of Section 8 of this Agreement, Executive shall be employed by the Company, and any of its subsidiaries that the Board of Directors of the Company (the “Board”) shall designate (collectively, the “Employer”) for a period commencing on the Effective Date and ending on December 31, 2009 (the “Initial Term”), on the terms and subject to the conditions set forth in this Agreement.  Following the Initial Term, the term of Executive’s employment hereunder shall automatically be renewed on the terms and conditions hereunder for additional one year periods commencing on each anniversary of the last day of the Initial Term (the Initial Term and any annual extensions of the term of this Agreement, subject to the provisions of Section 8 hereof, together, the “Employment Term”), unless either party gives written notice of non-renewal at least sixty (60) days prior to such anniversary.  Any such written notice by the Company of non-renewal shall be deemed to constitute a termination by the Employer Without Cause under Section 8(c) of this Agreement.

2.     Position.

a.     During the Employment Term, Executive shall serve as the Chief Executive Officer of the Company and its subsidiaries.  In such position, Executive shall have such duties and authority as determined by the Board and commensurate with the position of chief executive officer of a company of similar size and nature to that of the Employer.  During the Employment Term, the Executive shall report solely to the Board and shall serve as the Chairman of the Board; provided, however, that upon the completion of a Public Offering (as such term is defined in that certain Management Stockholder’s Agreement entered into by and between the Company and Executive as of the date hereof (the “Management Stockholders Agreement”)), the Company may appoint another individual as the non-executive Chairman of the Board.

b.     During the Employment Term, Executive will devote Executive’s full business time and reasonable best efforts to the performance of Executive’s duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere in any material respect with the rendition of such services either directly or indirectly, without the prior written consent of the Board; provided that nothing herein shall preclude Executive, subject to the prior approval of the Board, from accepting appointment to or continue to serve on any board of directors or trustees of any business corporation or any charitable organization; provided in each case in the aggregate, that such activities do not conflict or interfere with the performance of Executive’s duties hereunder or conflict with Section 10 and provided, further, that in any event Executive shall be permitted to continue to serve on the boards of directors of the business corporations set forth on Schedule I attached hereto.

3.     Base Salary.  During the Employment Term, the Company shall pay Executive a base salary at the annual rate of $850,000, payable in substantially equal periodic payments in accordance with the Company’s practices for other executive employees, as such practices may be determined from time to time.  Executive shall be entitled to such increases in Executive’s base salary, if any, as may be determined from time to time in the sole discretion of the Board, which shall at least annually review Executive’s rate of base salary to determine if any such increase shall be made.  Executive’s annual base salary, as in effect from time to time hereunder, is hereinafter referred to as the “Base Salary.”

4.     Annual Bonus.  During the Employment Term, Executive shall be eligible to earn an annual bonus award in respect of each fiscal year of the Company (an “Annual Bonus”), in a target amount equal to 100% of Executive’s Base Salary (the “Target Bonus”) (with a maximum opportunity equal to 150% (increasing in a linear progression for performance above 100% and up to 150%) of Executive’s Base Salary, based upon achievement of certain “stretch” targets to be established by the Board annually in consultation with the Executive), payable upon the Company’s achievement of certain performance targets (of which no less than 67% shall be weighted based on EBITDA (as such term is defined in the Equity Documents) targets for each fiscal year of the Company (each, a “Fiscal Year”), with the balance of such targets to be based on other metrics (which may include EBITDA-Cap Ex targets) established by the Board after consultation with Executive, pursuant to the terms of an incentive compensation plan to be established by the Board promptly after the Effective Date (the “Incentive Plan”).  Notwithstanding the foregoing, for fiscal year 2004, Executive’s Annual Bonus shall be equal to 50% of Executive’s Base Salary, payable in the first quarter of fiscal year 2005, upon the achievement of the 2004 EBITDA target set forth in the KKR/Reisch Financial Plan (adjusted for certain non-recurring, non-operating or other transaction-related items) attached hereto as Exhibit A.  All other Annual Bonuses shall be payable under the Incentive Plan at such time(s) as annual bonuses are otherwise payable thereunder.

5.     Signing Bonus.  On the Effective Date, the Company shall pay to the Executive a cash signing bonus of $600,000, which bonus Executive shall (net after the payment or provision for applicable taxes and other amounts required by law to be withheld) reinvest in Class A Common Stock as part of the Executive’s Equity Participation as set forth in Section 7 below.

6.     Employee Benefits; Business Expenses.

a.     Employee Benefits.  During the Employment Term, Executive and his dependents shall be entitled to participate in the Company’s welfare benefit plans, fringe benefit plans and qualified and nonqualified retirement plans (the “Company Plans”) as in effect from time to time as determined by the Board (collectively, the “Employee Benefits”), on the same basis as those benefits are made available to the other senior executives of the Company, at the level made available to the chief executive officer position of the Company in accordance with the Company’s policies as in effect from time to time.

b.     Perquisites.  During the Employment Term, Executive shall be entitled to receive such perquisites as are made available the chief executive officer position of the Company in accordance with the Company’s policies in effect as of the date hereof.  Executive shall be entitled to not less than four weeks of paid vacation per annum, which shall be subject to the Company’s vacation policy applicable to the other senior executives of the Company, at the level made available to the chief executive officer position of the Company in accordance with the Company’s policies as in effect from time to time.

c.     Life Insurance.  The Company shall pay all premiums on a life insurance policy having a death benefit equal to $10 million that will be payable to such beneficiaries as may be designated by Executive, which life insurance policy shall, to the extent attainable by the Company using its commercially reasonable efforts, contain a provision allowing for Executive, upon any termination of his employment, to assume such policy at the same premium costs paid by the Company prior to such termination (subject to such increases as may be made in the ordinary course by the insurance company providing the policy), such that the Executive may continue to receive coverage under such life insurance policy thereafter at his own expense (such policy, the “Life Insurance Policy”).

d.     Business Expenses.  During the Employment Term, reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by the Company in accordance with the Company’s policies applicable to senior executive officers of the Company.

7.     Equity Participation.

a.     Executive will (i) invest $3,500,000 in cash to purchase shares of Class A Common Stock and (ii) be granted an option to purchase 3.5 shares of Class A Common

Stock for every one share of the first $3,500,000 of Class A Common stock the Executive initially purchases, pursuant to the terms of the Equity Documents (as such term is defined in Section 7(c) below).  In each case described in clauses (i) and (ii) above, the per share purchase price will be equal to, effectively (after taking into account any recapitalization or other corporate restructuring that results in or effects the per share price), the same price per share paid by the KKR Investor for its shares of Class A Common Stock purchased as of the date hereof.

b.     In addition to the foregoing and pursuant to the Equity Documents, upon the Effective Date, Executive will receive a one-time grant of Class A Common Stock having an aggregate value, as of the Effective Date, equal to $1,000,000 (the “Grant Shares”), which Class A Common Stock shall be 100% vested and nonforfeitable by the Executive, but subject to the restrictions set forth in the Equity Documents.  Executive shall pay the Company the par value in respect of the Grant Shares.

c.     Executive’s equity participation in the Company has been documented pursuant to the 2004 Stock Purchase and Option Plan for Key Employees of the Company and its Subsidiaries (the “Stock Option Plan”) and in a Management Stockholders’ Agreement, Stock Option Agreement, Restricted Stock Award Agreement and Sale Participation Agreement, each as executed by the Executive, the Company, and its shareholders, as applicable in such forms as are attached hereto (such documents, collectively, the “Equity Documents”).  The Company and Executive each acknowledges that the terms and conditions of the aforementioned documents govern Executive’s acquisition, holding, sale or other disposition of Executive’s equity in the Company, and all of Executive’s and the Company’s rights with respect thereto.

8.     Termination.  Executive’s employment hereunder may be terminated by either party at any time and for any reason; provided that Executive will be required to give the Employer at least 60 days advance written notice of any resignation of Executive’s employment without Good Reason (other than due to Executive’s death or Disability).  In the event that the Company terminates Executive’s employment in accordance with the foregoing sentence the Company may, in its sole discretion, prohibit Executive from entering the premises of the Company for all or any portion of the period after giving him notice of such termination.  Notwithstanding any other provision of this Agreement, the provisions of this Section 8 shall exclusively govern Executive’s rights upon termination of employment with the Employer; provided, however, that nothing contained in this Section 8 shall diminish Executive’s rights with respect to the Equity Documents, which shall continue to govern Executive’s equity holdings following any termination in accordance therewith.

a.     By the Employer For Cause or By Executive Without Good Reason.

(i)  The Employment Term and Executive’s employment hereunder may be terminated by the Employer for Cause (as defined below) and shall terminate automatically upon Executive’s resignation without Good Reason (other than due to Executive’s death or Disability); provided that Executive will be required to give the Employer at least 60 days advance written notice of such resignation.

(ii)  For purposes of this Agreement, “Cause” shall mean (A) Executive’s willful and continued failure to perform his material duties with respect to the Employer or its subsidiaries as provided hereunder which continues beyond 10 days after a written demand for substantial performance is delivered to Executive by the Company; (B) the willful or intentional engaging by Executive in conduct that causes material and demonstrable injury, monetarily or otherwise, to the Company or the Investors or their respective Affiliates (as defined in the Option Plan) ; (C) the commission of a crime constituting (x) a felony under the laws of the United States or any state thereof or (y) a misdemeanor involving moral turpitude; or (D) a material breach of this Agreement or any of the Equity Documents by Executive, including, without limitation, engaging in any action in breach of the restrictive covenants set forth in Section 10 and 11 of this Agreement, which continues beyond 10 days after a written demand to cure such breach is delivered to Executive by the Company (to the extent that, in the Board’s reasonable judgment, such breach can be cured); provided that any termination under clauses (A) through (D) above for Cause shall require the affirmative vote of two-thirds of the members of the Board (or such higher percentage or procedures required under the Stockholders Agreement, dated the date hereof, among the Company and the Investors (the “Stockholders Agreement”)).

(iii)  If Executive’s employment is terminated by the Employer for Cause, or if Executive resigns without Good Reason (as defined in Section 8(c)), Executive shall be entitled to receive:

(A) a lump sum payment of the Base Salary that is earned by Executive but unpaid as of the Date of Termination (as such term is defined in Section 8(d) below), paid within ten (10) business days after the Date of Termination;

(B) a lump sum payment of any Annual Bonus that is earned by Executive but unpaid as of the Date of Termination for any previously completed Fiscal Year, paid within ten (10) business days after the Date of Termination;

(C) a lump sum payment equal to all vacation pay that is accrued in respect of Executive’s unused vacation days as of the Date of Termination, paid within ten (10) business days after the Date of Termination;

(D) reimbursement for any unreimbursed business expenses incurred by Executive in accordance with Company policy referenced in Section 6(d) above prior to the Date of Termination (with such reimbursements to be paid promptly after Executive provides the Company with the necessary documentation of such expenses to the extent required by such policy);

(E) if applicable, payment of the Retirement Benefit (as such term is defined in Section 9 below) in accordance with the provisions of Section 9 below;

(F) if applicable, the transfer of the Life Insurance Policy pursuant to Section 6(c) above; and

(G) such Employee Benefits, if any, as to which Executive may be entitled under the applicable Company Plans upon termination of employment hereunder, (the payments and benefits described clauses (A) through (G) hereof being referred to, collectively, as the “Accrued Rights).

Following such termination of Executive’s employment by the Employer for Cause or resignation by Executive, except as set forth in this Section 8(a)(iii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

b.     Disability or Death.

(i)  Executive’s employment hereunder shall terminate upon Executive’s death and may be terminated by the Employer if Executive becomes physically or mentally incapacitated and is therefore unable for a period of six (6) consecutive months or for an aggregate of nine (9) months in any eighteen (18) consecutive month period to perform Executive’s duties (such incapacity is hereinafter referred to as “Disability”).  Any question as to the existence of the Disability of Executive as to which Executive and the Employer cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Employer.  If Executive and the Employer cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing.  The determination of Disability hereunder shall be made in a writing that is promptly provided to the Employer and Executive shall be final and conclusive for all purposes of the Agreement.

(ii)  Upon termination of Executive’s employment hereunder for either Disability or death, Executive or Executive’s estate (as the case may be) shall be entitled to receive:

(A) the Accrued Rights; and

(B) a lump sum payment of the pro rata portion (based upon the number of days in the applicable Fiscal Year during which Executive was employed with the Company through the Date of Termination, relative to the number of days in the applicable Fiscal Year) of the Annual Bonus, if any, that Executive would have been entitled to receive pursuant to the Incentive Plan in respect of the Fiscal Year in which the Date of Termination occurs, paid within fifteen (15) days after the Date of Termination.

Following Executive’s termination of employment due to Executive’s death or Disability, except as set forth in this Section 8(b)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

c.     By the Employer Without Cause or by Executive for Good Reason.

(i)  Executive’s employment hereunder may be terminated (A) by the Employer without Cause (which shall not include Executive’s termination of employment due to his death or Disability) or (B) by Executive for Good Reason (as defined below).

(ii)  For purposes of this Agreement, “Good Reason” shall mean (A) a reduction in Executive’s rate of Base Salary or annual incentive compensation opportunity (other than a general reduction in base salary or annual incentive compensation opportunities that affects all members of senior management of the Company equally, which general reduction shall only be implemented by the Board after consultation with Executive); (B) a material reduction in Executive’s duties and responsibilities as set forth in Section 2 above, an adverse change in Executive’s titles as set forth in Section 2 above or the assignment to Executive of duties or responsibilities materially inconsistent with such titles; provided, however, in no event shall any of the foregoing be deemed to occur by virtue of the removal of Executive from the position of Chairman of the Board following the completion of a Public Offering; or (C) a transfer of the Executive’s primary workplace by more than fifty miles outside of Armonk, New York.

(iii)  If Executive’s employment is terminated by the Employer without Cause (including by virtue of the Company’s failure to renew the Employment Term at any time, but excluding by reason of Executive’s death or Disability) or by Executive for Good Reason, Executive shall be entitled to receive:

(A) the Accrued Rights;

(B) subject to Executive’s continued compliance with the provisions of Sections 10 and 11, (1) a lump sum payment equal to the pro-rated portion (based upon the number of days in the applicable Fiscal Year during which Executive was employed with the Company through the Date of Termination, relative to the number of days in the applicable Fiscal Year) of the Annual Bonus that Executive would otherwise have been entitled to receive if he had remained employed through the end of the Fiscal Year in which the Date of Termination occurs, paid at such time as such Annual Bonus would otherwise have been paid and (2) two times the sum of (x) the Base Salary at the rate in effect immediately prior to the Date of Termination and (y) the Target Bonus for the year in which the Date of Termination occurs, payable in equal monthly installments over the twenty-four (24) month period commencing on the Date of Termination (the “Severance Period”); provided, however, that the aggregate amount described in this subsection (B) shall be reduced by the present value of any other cash severance or other similar cash termination benefits payable to Executive under any other plans, programs or arrangements of the Company or its Affiliates and any amounts owed by Executive to the Company and any amounts for any loans, or funds advanced, to, Executive; and

(C) (1) continuation of welfare benefits (pursuant to the same benefit plans as in effect for active employees of the Company) until the earlier to occur of the end of the Severance Period and the date on which Executive commences to be eligible for coverage under comparable welfare benefit plans from any subsequent employer, or (2) cash in an amount that allows Executive to purchase equivalent welfare benefit plan coverage for the Severance Period.

Following Executive’s termination of employment by the Employer without Cause (including by virtue of the Company’s failure to renew the Employment Term at any time, but excluding by reason of Executive’s death or Disability) or Executive for Good Reason, except as set forth in this Section 8(c)(iii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

d.     Notice of Termination.  Any purported termination of employment by the Employer or by Executive (other than due to Executive’s death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 15(h)) hereof.  For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.  For purposes of this Agreement, the “Date of Termination” shall mean the date the Notice of Termination is given to the respective party; provided, however, that (i) with respect to a termination for Cause by the Company, the Date of Termination shall not occur prior to the expiration of any applicable Cure Period and (ii) upon a nonrenewal of the Employment Term by either party, the date the Employment Term expires, and not the date of the notice itself, shall constitute the applicable Date of Termination.

e.     Board/Committee Resignation.  Upon termination of Executive’s employment for any reason, Executive agrees to resign, as of the date of such termination and to the extent applicable, from the Board (and any committees thereof) and the board of directors (and any committees thereof) of any of the Company’s Affiliates.

9.     Retirement Benefit.

a.     If Executive’s employment with the Employer terminates for any reason after December 31, 2009 (such period of employment, the “Service Period”), Executive shall be eligible to receive payment of an annual retirement benefit from the Company, payable to Executive for his lifetime and commencing on the later to occur of (i) the date on which Executive achieves age 60 or (ii) such later date as Executive’s employment with the Employer terminates for any reason (the “Retirement Benefit”).  The Retirement Benefit shall equal: (x) 10% of the average of the sums of each of Executive’s Base Salary plus cash Annual Bonus (excluding any transaction, signing or other non-recurring special bonuses) paid or payable to Executive in respect of the last five full fiscal years ended prior to the Date of Termination (with any such sums paid or payable in respect of any partial fiscal years being annualized for such full fiscal years) (such five-year average, the “Average Compensation”), plus (y) (I) 2.0% of the Average Compensation (the “Additional Percentage”) for each additional full fiscal year occurring after the Service Period during which Executive remains employed with the Employer and (II) a prorated portion of the Additional Percentage for any such period of employment occurring after the Service Period that is less than twelve months (with such prorated portion determined based on the number of days in such period of employment relative to the number of days in such twelve-month period), minus (z) the annual aggregate amount of any benefit(s) payable to Executive under any Company retirement plans (qualified and non-qualified) (the “Retirement Plans”).  In the event the Executive becomes vested in the Retirement Benefit prior to the completion of the Service Period (as provided in Section 9(b)), (A) the “Average Compensation” shall, notwithstanding the definition used above, be calculated using the average of the sums of each of Executive’s Base Salary plus cash Annual Bonus (excluding any transaction, signing or other non-recurring special bonuses) paid or payable to Executive in respect of the number of full fiscal years occurring from the Effective Date through the Date of Termination (or Change in Control (as defined in Section 9(d) below), as applicable) (with any such sums paid or payable in respect of any partial fiscal years being annualized for such applicable fiscal years), and (B) the percentage that will be applied to the Average Compensation shall be 2%, multiplied by the number of full twelve-month periods occurring between the Effective Date and the Date of Termination (or Change in Control, as applicable).

b.     Notwithstanding Section 9(a), prior to the completion of the Service Period, Executive shall vest in the Retirement Benefit upon the earliest to occur of the following events: (a) a Change in Control; (b) a termination of Executive’s employment on account of Executive’s death or Disability; and (c) after the third anniversary of the Effective Date, a termination of Executive’s employment for Good Reason by Executive or other than for Cause by the Company (including by virtue of the Company’s failure to renew the Employment Term at any time).

c.     At such time as Executive vests in the Retirement Benefit as provided in Section 9(b) above, immediately following Executive’s termination of employment, Executive and his dependents shall be provided with medical benefits, on the same terms as would have applied had Executive continued to be employed with the Company hereunder pursuant to Section 6(a) above (the “Post-Termination Medical Benefits”), until the earlier to occur of (i) the date on which Executive attains age 65 or (ii) Executive becomes eligible to receive medical benefits under the terms and conditions of another employer’s medical benefits plan; provided, however, that in the event Executive vests in the Retirement Benefit on account of his death, his then-spouse shall be entitled to receive the Post-Retirement Medical Benefits until the date on which Executive would, but for his death, have attained age 65.

d.     For purposes of this Agreement, “Change of Control” shall mean (i) the sale (in one transaction or a series of transactions) of all or substantially all of the assets of the Company to a “person” (as defined below) who is not an Investor or an Affiliate of any of the Investors; (ii) a sale (in one transaction or a series of transactions) by the Investors or any of their respective Affiliates resulting in more than 50% of the voting stock of the Company being held by a “person” or “group” (as such terms are used in the Securities Exchange Act of 1934, as amended) that does not include either of the Investors or any of their respective Affiliates; or (iii) a merger or consolidation of the Company into another person which is not an Affiliate of either of the Investors; if and only if any such event listed in clauses (i) through (iii) above results in the inability of any of the Investors to elect a majority of the Board or the board of directors of the resulting entity.

10.   Non-Competition.

a.     Executive acknowledges and recognizes the highly competitive nature of the businesses of the Employer and its Affiliates and accordingly agrees as follows:

(i)  During the Employment Term and, for a period of two years following the date Executive ceases to be employed by the Employer (the “Restricted Period”), Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise whatsoever (“Person”), directly or indirectly solicit or assist in soliciting in engaging in a Competitive Business (as such term is defined below) any customer or prospective customer:

(A) with whom Executive had personal contact or dealings on behalf of the Employer during the one-year period preceding Executive’s termination of employment; or

(B) with whom employees directly reporting to Executive have had personal contact or dealings on behalf of the Employer of which Executive is aware during the one year immediately preceding Executive’s termination of employment.

(ii)  During the Restricted Period, Executive will not directly or indirectly:

(A) engage in any business that directly or indirectly competes with the business of the Company in (1) school photography services or school-related clothing, affinity products and services, (2) commercial printing and binding, (3) printing services to companies engaged in direct marketing, (4) fragrance, cosmetics and toiletries-related sampling or (5) single use packaging for fragrances, cosmetics and toiletries, in North America in the case of clauses (1) through (3) and in North America and Europe in the case of clauses (4) and (5) (any of the foregoing activities described in this Clause A, a “Competitive Business”);

(B) enter the employ of, or render any services to, any Person (or any division or controlled or controlling Affiliate of any Person) who or which engages in a Competitive Business, provided that the foregoing shall not prevent Executive from being employed by such a competing entity so long as (1) neither Executive nor his employer competes with the Company or the Investors and (2) Executive does not help or have authority over any of the related entities that are Competitive Businesses;

(C) acquire a financial interest in, or otherwise become actively involved with, any Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant; or

(D) knowingly interfere with, or knowingly attempt to interfere with, business relationships (whether formed before, on or after the date of this Agreement) between the Employer or any of its Affiliates and customers, clients, suppliers, partners, members or investors of the Employer or its Affiliates.

(E) Notwithstanding anything to the contrary in this Agreement, Executive may, directly or indirectly own, solely as an investment, securities of any Person engaged in a Competitive Business which are publicly traded on a national or regional stock exchange or on the over-the-counter market if Executive (x) is not a controlling person of, or a member of a group which controls, such person and (y) does not, directly or indirectly, own 2% or more of any class of securities of such Person.

(iii)  During the Restricted Period, Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any Person, directly or indirectly:

(A) solicit or encourage any employee of the Employer or its Affiliates to leave the employment of the Employer or its Affiliates; or

(B) hire any such employee who was employed by the Employer or its Affiliates as of the date of Executive’s termination of employment with the Employer or who left the employment of the Employer or its Affiliates coincident with, or within one year prior to or after, the termination of Executive’s employment with the Employer.

(iv)  During the Restricted Period, Executive will not, directly or indirectly, solicit or encourage to cease to work with the Employer or its Affiliates any consultant then under contract with the Employer or its Affiliates.

(v)  This Section 10 shall not apply with respect to the KKR Investor or the DLJMB Funds or any of their respective Affiliates that is not engaged, directly or indirectly, in a Competitive Business.

b.     It is expressly understood and agreed that although Executive and the Employer consider the restrictions contained in this Section 10 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable.  Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

11.   Confidentiality.

a.     Executive will not at any time (whether during or after Executive’s employment with the Employer), except when required to perform his or her duties to the Company or one of its Subsidiaries, (x) retain or use for the benefit, purposes or account of Executive or any other Person; or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Employer (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information —including without limitation rates, trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals — concerning the past, current or future business, activities and operations of the Employer, its subsidiaries or Affiliates and/or any third party that has disclosed or provided any of same to the Employer on a confidential basis (“Confidential Information”) without the prior written authorization of the Board.

b.     “Confidential Information” shall not include any information that is (a) generally known to the industry or the public other than as a result of Executive’s breach of this covenant or any breach of other confidentiality obligations by third parties; (b) made legitimately available to Executive by a third party without breach of any confidentiality obligation; or (c) required by law or judicial process to be disclosed; provided that Executive shall give prompt written notice to the Employer of such requirement and cooperate with any attempts by the Employer to obtain a protective order or similar treatment.

c.     Except as required by law or judicial process, Executive will not disclose to anyone, other than Executive’s immediate family, legal and/or financial advisors, the existence or contents of this Agreement; provided that Executive may disclose to any prospective future employer the provisions of Sections 10 and 11 of this Agreement.

d.     Upon termination of Executive’s employment with the Employer for any reason, Executive shall (x) cease and not thereafter commence use of any Confidential Information or intellectual property (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned by the Employer, its subsidiaries or Affiliates; (y) immediately destroy, delete, or return to the Employer, at the Employer’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Executive’s possession or control (including any of the foregoing stored or located in Executive’s office, home, laptop or other computer, whether or not Employer property) that contain Confidential Information or otherwise relate to any material aspects of the business of the Employer, its Affiliates or subsidiaries (and which the retention or use thereof would reasonably be expected to result in a demonstrable injury to the Employer), except that Executive may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information; and (z) notify and fully cooperate with the Employer regarding the delivery or destruction of any other Confidential Information of which Executive is or becomes aware.

e.     Executive shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with the Employer any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party.  Executive hereby indemnifies, holds harmless and agrees to defend the Employer and its officers, directors, partners, employees, agents and representatives from any breach of the foregoing covenant.  During the Employment Term, Executive shall comply with all relevant written policies and guidelines of the Employer which have been made available or disclosed to him, including regarding the protection of Confidential Information and intellectual property and potential conflicts of interest.  Executive acknowledges that the Employer may amend any such policies and guidelines from time to time, and that Executive remains at all times bound by their most current version; provided, however, that Executive shall not be bound by any such amendments unless and until Executive receives in writing notice of such amendments and copies thereof are made available or disclosed to him.

12.   Equity Purchase Rights.  Executive shall have the right to purchase his Pro Rata Portion (as defined in the Stockholders Agreement) of Equity Purchase Shares (as defined in the Stockholders’ Agreement) under Sections 4.1(a) and (b) of the Stockholders’ Agreement.  Any Equity Purchase Shares purchased by Executive shall be governed by the terms and conditions of the Equity Documents.

13.   Specific Performance.  Executive acknowledges and agrees that the Employer’s remedies at law for a breach or threatened breach of any of the provisions of Section 10 or Section 11 would be inadequate and the Employer would suffer irreparable damages as a result of such breach or threatened breach.  In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Employer, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

14.   Arbitration.  Except as provided in Section 13, any other dispute arising out of or asserting breach of this Agreement, or any statutory or common law claim by Executive relating to his employment under this Agreement or the termination thereof (including any tort or discrimination claim), shall be exclusively resolved by binding statutory arbitration in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association.  Such arbitration process shall take place in New York, New York.  A court of competent jurisdiction may enter judgment upon the arbitrator’s award.  Each party shall pay the costs and expenses of arbitration (including fees and disbursements of counsel) incurred by such party in connection with any dispute arising out of or asserting breach of this Agreement.

15.   Miscellaneous.

a.     Legal Fees.  The Company shall pay or reimburse Executive for the reasonable legal fees and expenses of Latham & Watkins LLP that Executive incurs that relate to the negotiation, drafting and review of that certain Summary of Principal Terms of Compensation and Equity Arrangements executed by Executive on July 20, 2004, this Agreement and the Equity Documents prior to the execution thereof (including the establishment of a limited family partnership); provided, however, that the maximum amount of such payment or reimbursement by the Company shall be $35,000 in the aggregate.

b.     Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

c.     Entire Agreement/Amendments.  This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Employer.  There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein.  This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

d.     No Waiver.  The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

e.     Severability.  In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

f.      Assignment.  This Agreement, and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive; provided, however, that if Executive shall die, all amounts then payable to Executive hereunder shall be paid in accordance with the terms of this Agreement to Executive’ s devisee, legatee or other designee or, if there be no such devisee, legatee or designee, to Executive’s estate.  Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect.  This Agreement may be assigned by the Employer to a person or entity which is an Affiliate, and shall be assigned to any successor in interest to substantially all of the business operations of the Employer.  Upon such assignment, the rights and obligations of the Employer hereunder shall become the rights and obligations of such Affiliate or successor person or entity.  Further, the Company will require any successor (whether, direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.  As used in this Agreement, “Company” shall mean the Company and any successor to its business and/or assets which is required by this Section 15(f) to assume and agree to perform this Agreement or which otherwise assumes and agrees to perform this Agreement; provided, however, in the event that any successor, as described above, agrees to assume this Agreement in accordance with the preceding sentence, as of the date such successor so assumes this Agreement, the Company shall cease to be liable for any of the obligations contained in this Agreement.

g.     Set Off; Mitigation.  The Employer’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall not be subject to set-off, counterclaim or recoupment, other than amounts loaned or advanced to Executive by the Company or its Affiliates or otherwise as provided in Section 8(c) hereof.  Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment or otherwise and the amount of any payment provided for pursuant to this Agreement shall not be reduced by any compensation earned as a result of Executive’s other employment or otherwise.

h.     Notice.  For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Employer:

Jostens Holding Corp.

c/o Jostens, Inc.
5501 Norman Center Drive
Minneapolis, MN  55437
Attention:  General Counsel

With a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:  Alvin H. Brown, Esq.

and

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention:  Douglas P. Warner, Esq.

If to Executive:

To the most recent address of Executive set forth in the personnel records of the Employer.

With a copy to:

Latham & Watkins LLP
555 Eleventh Street, NW
Suite 1000
Washington, DC 20004-1304
Attention:  Andrea K. Wahlquist, Esq.

i.      Executive Representation.  Executive hereby represents to the Employer that the execution and delivery of this Agreement by Executive and the Employer and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment agreement or other agreement or policy to which Executive is a party or otherwise bound.

j.      Prior Agreements. This Agreement supercedes all prior agreements and understandings (including verbal agreements) between Executive and the Employer and/or its Affiliates regarding the terms and conditions of Executive’s employment with the Employer and/or its Affiliates; provided, however, that the Equity Documents shall govern the terms and conditions of Executive’s equity holdings in the Company.

k.     Cooperation.  Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment hereunder, but only to the extent the Company requests such cooperation with reasonable advance notice to Executive and in respect of such periods of time as shall not unreasonably interfere with Executive’s ability to perform his duties with any subsequent employer; provided, however, that the Employer shall pay any reasonable travel, lodging and related expenses that Executive may incur in connection with providing all such cooperation, to the extent approved by the Company prior to incurring such expenses.

l.      Withholding Taxes.  The Employer may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

m.    Counterparts.  This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

16.   Excise Taxes.

a.     In the event it shall be determined that any payment, benefit or distribution (or combination thereof) by the Employer, any of its Affiliates, one or more trusts established by the Employer for the benefit of its employees, or any other person or entity, to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement, or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement, including without limitation any stock option, restricted stock, or the lapse or termination of any restriction on the vesting or exercisability of any of the foregoing) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) by reason of being “contingent on a change in ownership or control” of the Employer, within Section 280G of the Code (or any successor provision thereto) or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, hereinafter collectively referred to as the “Excise Tax”), then Executive shall be entitled to receive an additional payment or payments (a “Gross-Up Payment”) in an amount such that after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and the Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

b.     Subject to the provisions of Section 16(a) hereof, all determinations required to be made under this Section 16, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized certified public accounting firm as may be designated by the Employer, and reasonably satisfactory to Executive (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Employer and Executive within fifteen (15) business days of Termination Date, or such earlier time as is requested by the Employer; provided that for purposes of determining the amount of any Gross-Up Payment, Executive shall be deemed to pay federal income tax at the highest marginal rates applicable to individuals in the calendar year in which any such Gross-Up Payment is to be made and deemed to pay state and local income taxes at the highest effective rates applicable to individuals in the state or locality of Executive’s residence or place of employment in the calendar year in which any such Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes that can be obtained from deduction of such state and local taxes, taking into account limitations applicable to individuals subject to federal income tax at the highest marginal rates. All fees and expenses of the Accounting Firm shall be borne solely by the Employer. Any Gross-Up Payment, as determined pursuant to this Section 16, shall be paid by the Employer to Executive (or to the appropriate taxing authority on Executive’s behalf) when due immediately prior to the date Executive is required to make payment of any Excise Tax or other taxes. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall so indicate to Executive in writing, with an opinion that Executive has substantial authority not to report any Excise Tax on his/her federal state, local income or other tax return. Any determination by the Accounting Firm shall be binding upon the Employer and the Executive absent a contrary determination by the Internal Revenue Service or a court of competent jurisdiction; provided, however, that no such determination shall eliminate or reduce the Employer’s obligation to provide any Gross-Up Payment that shall be due as a result of such contrary determination. As a result of the uncertainty in the application of Section 4999 of the Code (or any successor provision thereto) and the possibility of similar uncertainty regarding state or local tax law at the time of any determination by the Accounting Firm hereunder, it is possible that the amount of the Gross-Up Payment determined by the Accounting Firm to be due to (or on behalf of) Executive was lower than the amount actually due (the “Underpayment”). In the event that the Employer exhausts its remedies pursuant to Section 16(c) below, and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred as promptly as possible and notify the Employer and Executive of such calculations, and any such Underpayment (including the Gross-Up Payment to Executive) shall be promptly paid by the Employer to or for the benefit of Executive within five (5) business days after receipt of such determination and calculations.

c.     Executive shall notify the Employer in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Employer of any Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten (10) business days after Executive is informed in writing of such claim and shall apprise the Employer of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which he gives such notice to the Employer (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Employer notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall (w) give the Employer any information which is in Executive’s possession reasonably requested by the Employer relating to such claim, (x) take such action in connection with contesting such claim as the Employer shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Employer, (y) cooperate with the Employer in good faith in order to effectively contest such claim, and (z) permit the Employer to participate in any proceedings relating to such claim; provided, however, that the Employer shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 16, the Employer shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Employer shall determine; provided, further, that if the Employer directs Executive to pay such claim and sue for a refund, the Employer shall pay the amount of such payment to Executive, and Executive shall use such amount received to pay such claim, and the Employer shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such payment or with respect to any imputed income with respect to such payment (including the applicable Gross-Up Payment); provided, further, that if Executive is required to extend the statute of limitations to enable the Employer to contest such claim, Executive may limit this extension solely to such contested amount. the Employer’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

d.     If, after the receipt by Executive of an amount paid or advanced by the Employer pursuant to this Section 16, Executive becomes entitled to receive any refund with respect to a Gross-Up Payment, Executive shall (subject to the Employer’s complying with the requirements of Section 16(c)) promptly pay to the Employer the amount of such refund received (together with any interest paid or credited thereon after taxes applicable thereto) (or, to the extent such payment would be deemed prohibited by applicable law, shall be treated as a prepayment by the Employer of any amounts owed to Executive). If, after the receipt by Executive of an amount advanced by the Employer pursuant to Section 16(c), a determination is made that Executive shall not be entitled to any refund with respect to such claim and the Employer does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such payment made to Executive thereunder shall offset, to the extent thereof, the amount of the Gross-Up Payment required to be paid.

[Signatures on next page.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

JOSTENS HOLDING CORP.:		EXECUTIVE:

/s/ David A. Tayeh		/s/ Marc Reisch
Marc Reisch

By:	David A. Tayeh
Chief Financial Officer

Schedule I

Approved Boards of Directors

Yellow Pages Group (YPG Holdings Inc.), Chairman, board of directors

FindSVP, member, board of directors